NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN,
       INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE
             A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION




For immediate release

Date: 10 November 2006


                Recommended acquisition of Corus by Tata Steel UK

                           Posting of Scheme Document


Corus Group plc ("Corus") announces that, following the announcement on 20 October 2006 of the recommended acquisition by means of a scheme of arrangement under section 425 of the Companies Act (the "Scheme") of the entire issued and to be issued share capital of Corus by Tata Steel UK Limited ("Tata Steel UK"), it has today posted a circular (the "Scheme Document") to Corus Shareholders containing, inter alia, (i) a letter from the Chairman of Corus, (ii) the terms of the Acquisition, and (iii) an explanatory statement (pursuant to section 426 of the Companies Act).

As described in the Scheme Document, the Scheme will be conditional, inter alia, upon the approval of the Scheme by Corus Shareholders at the Court Meeting, the passing of the special resolution necessary to implement the Scheme at the Extraordinary General Meeting ("EGM"), and the sanction of the Scheme and confirmation of the associated reduction of capital by the Court. A full description of the terms and conditions of the Scheme, together with the action to be taken by Corus Shareholders, is set out in the Scheme Document.

The anticipated timetable of principal events is as follows:

4 December 2006 - Court Meeting and EGM

11 January 2007 - Court hearing to sanction the Scheme

12 January 2007 - Dealings in Corus Shares suspended on London Stock Exchange and Amsterdam Stock Exchange and dealings in ADSs suspended on New York Stock Exchange

15 January 2007 - Court hearing to confirm the Reduction of Capital

16 January 2007 - Effective Date of the Scheme

By 30 January 2007 - Settlement of consideration

The Court Meeting and EGM will start at 10:00 am and 10:15 am (or as soon thereafter as the Court Meeting has concluded or adjourned) respectively on 4 December 2006. Both meetings will be held at the Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London, SW1P 3EE.

Copies of the Scheme Document have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Capitalised terms used, but not defined, in this announcement have the same meaning as given to them in the Scheme Document.

Enquiries:

Corus Group plc
David Lloyd, Chief Financial Officer                   Tel: +44 (0) 20 7717 4557
Emma Tovey, Director, Investor Relations               Tel: +44 (0) 20 7717 4504

Credit Suisse (lead financial adviser to Corus)
Zachary Brech                                          Tel: +44 (0) 20 7888 8888

Brunswick (PR adviser to Corus)                        Tel: +44 (0) 20 7404 5959
Kevin Byram

The Directors of Corus accept responsibility for the information contained in this announcement. To the best of the knowledge and belief of the Directors (who have taken all reasonable care to ensure that such is the case) the information contained in this announcement is in accordance with the facts and does not omit anything likely to affect the import of such information.

Credit Suisse, which is authorised and regulated by the Financial Services Authority, is acting for Corus in connection with the Acquisition and members of the Credit Suisse Group are providing acquisition finance and related services to Tata Steel in relation to the Acquisition. No member of the Credit Suisse Group is acting for any other person in relation to the Acquisition and no such member will be responsible to anyone other than Corus and Tata Steel for providing the protections afforded to clients of the Credit Suisse Group, nor for providing advice in relation to the Acquisition or any matters referred to herein.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, "interested" (directly or indirectly) in one per cent. or more of any class of "relevant securities" of Corus, all "dealings" in any "relevant securities" of that company (including by means of an option in respect of, or a derivative referenced to, any such "relevant securities") must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, lapses or is otherwise withdrawn or on which the "offer period" otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an "interest" in "relevant securities" of Corus, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all "dealings" in "relevant securities" of Corus by Tata Steel, Tata Steel UK or Corus, or by any of their respective "associates", must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose "relevant securities" "dealings" should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

"Interests in securities" arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an "interest" by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a "dealing" under Rule 8 you should consult the Panel.

The distribution of this announcement in or into jurisdictions other than the United Kingdom may be restricted by law and therefore any persons who are subject to the laws of any jurisdiction other than the United Kingdom and into whose possession this announcement comes should inform themselves about, and observe, such restrictions. Any failure to comply with the restrictions may constitute a violation of the securities laws of any such jurisdiction.

This announcement does not constitute or form part of any offer or invitation to sell, or any solicitation of any offer to purchase, any shares in Corus (or Tata Steel) or any other securities, nor shall it or any part of it nor the fact of its distribution form the basis of, or be relied upon in connection with, any contract or investment decision in relation thereto. This announcement does not constitute a recommendation regarding the securities of Corus (or Tata Steel). Any decision in relation to the Acquisition or responses to the Scheme should be made only on the basis of information contained in the Scheme Document.

This announcement is not an offer of securities for sale in the United States or in any other jurisdiction in which such an offer is unlawful. The Loan Notes that may be issued pursuant to the Scheme have not and will not be registered under the Securities Act of 1933, as amended (the "Securities Act") or under the relevant securities laws of any state or territory of the United States. Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and such state securities laws. Any Loan Notes which may be issued pursuant to the Acquisition have not been and will not be registered under the relevant securities laws of the Netherlands or Japan and any relevant clearances and registrations have not been, and will not be, obtained from the securities commission of any province of Canada. No prospectus in relation to the Loan Notes has been, or will be, lodged with, or registered with, the Australian Securities and Investments Commission, the Dutch Listing Authority or the Japanese Ministry of Finance. Accordingly, the Loan Notes may not be, offered, sold, resold, transferred, delivered or distributed, directly or indirectly in or into the Netherlands, Canada, Australia or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

The Acquisition relates to the shares of a UK company and is proposed to be made by means of a scheme of arrangement under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US tender offer rules. Financial information included in the relevant documentation has been prepared in accordance with accounting standards applicable in the UK and India that may not be comparable to the financial statements of US companies. If Tata Steel UK exercises its right to implement the Acquisition by means of an Offer, any such Offer will be made in compliance with applicable laws and regulations.

Corus is currently subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports and other information with the US Securities and Exchange Commission (the "SEC"). Reports and other information filed by Corus with the SEC may be inspected and copies taken at the public reference facilities maintained by the SEC at Room 1580, 100 F Street, N.E., Washington, DC 20549, United States. Copies of such material may also be obtained by mail from the Branch of Public Reference of the SEC at 100 F Street, N.E., Washington, DC 20549, United States at prescribed rates and, with respect to certain reports and information, free of charge on the SEC's website at www.sec.gov. In addition, such material may be obtained from the website of the New York Stock Exchange at www.nyse.com.

This announcement includes 'forward looking statements' under the United States securities laws, including statements about the expected timing of the Acquisition. Forward-looking statements include, without limitation, statements that typically contain words such as 'will', 'may', 'should', 'continue', 'aims', 'believes', 'expects', 'estimates' 'intends', 'anticipates', 'projects', 'plans' or similar expressions. By their nature, forward-looking statements involve known or unknown risks and uncertainties because they relate to events and depend on circumstances that all occur in the future. Actual results may differ materially from those expressed in the forward-looking statements depending on a number of factors. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants. The forward-looking statements contained in this announcement are made as of the date hereof and Corus assumes no obligation and does not intend publicly to update or revise these forward-looking statements, whether as a result of future events, new information or otherwise except as required pursuant to applicable law.